December 12, 2006

John M. Kelly
President and Director
Man Investments (USA) Corp.
123 North Wacker Drive, 28th Floor
Chicago, IL 60606

Re: Man-AHL 130, LLC
**   Amendment No. 5 to Registration Statement on Form S-1**
**   Filed on November 29, 2006**
**   File No. 333-126172**

Dear Mr. Kelly:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the managing member has determined to purchase the necessary amount of Class A units at the end of the initial offering period to ensure that the fund has a minimum capitalization of $15 million. Please clarify whether the managing member is obligated to make such a purchase and, if it is, whether it has signed an agreement evidencing this obligation. In addition, please disclose whether it has any obligation to make further contributions if the capitalization of the fund decreases below the $15 million level following the initial offering period.

2.   Please tell us whether it is your intent that the managing member's contemplated investment in Class A units be included in the units registered pursuant to this registration statement. If this is your intent, please tell us why you believe that registration of these units is appropriate, since it appears that you have commenced the offering to the managing member privately.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Cicely LaMothe, Accounting Branch Chief at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor at 202-551-3412 or the undersigned at 202-551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: David R. Sawyier, Esq. (*via facsimile*)
        James B. Biery, Esq. (*via facsimile*)
        Sidley Austin Brown & Wood LLP